DGN PHARMACY, INC.
DBA Personal Rx

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
DGN Pharmacy, Inc. DBA Personal Rx
East Rutherford, New Jersey

We have reviewed the accompanying financial statements of DGN Pharmacy, Inc. DBA Personal Rx (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 8, 2021
Los Angeles, California

DGN Pharmacy, Inc. DBA Personal Rx
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	136	$	77
Accounts receivable—net		54,702		84,878
Inventories		169,872		134,332
Prepaids and other current assets		40,000		30,000
Total current assets		**264,709**		**249,286**
Property and equipment, net		96,297		132,313
Intantible assets		1,136,739		709,319
Security deposits		62,934		62,934
Total assets	**$**	**1,560,679**	**$**	**1,153,852**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	1,949,620	$	426,198
Credit Card		3,881		25,617
Current portion of loans and notes		1,830,253		1,000,353
Shareholder Loan		185,972		207,686
Forward financing		218,276		-
Other current liabilities		1,345,005		1,036,848
Total current liabilities		**5,533,007**		**2,696,702**
Long term debt less current maturities		-		-
Note Payable- related party		8,281,313		7,076,470
Promissory Notes and Loans		688,677		592,883
Total liabilities		**14,502,996**		**10,366,055**
STOCKHOLDERS EQUITY				
Common Stock		1,732		-
Additional Paid In Capital		121,268		-
No-par value Common stocks		-		123,000
Retained earnings/(Accumulated Deficit)		(13,065,317)		(9,335,204)
Total stockholders' equity		**(12,942,317)**		**(9,212,204)**
Total liabilities and stockholders' equity	**$**	**1,560,679**	**$**	**1,153,852**

See accompanying notes to financial statements.

DGN Pharmacy, Inc. DBA Personal Rx.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	1,670,999	$	1,549,232
Cost of goods sold		1,527,448		1,486,540
Gross profit		143,551		62,691
Operating expenses				
General and administrative		3,098,241		2,135,871
Sales and marketing		174,002		211,225
Total operating expenses		3,272,243		2,347,096
Operating income/(loss)		(3,128,693)		(2,284,405)
Interest expense		601,420		474,913
Other Loss/(Income)		-		44,614
Income/(Loss) before provision for income taxes		(3,730,113)		(2,803,932)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(3,730,113)**	**$**	**(2,803,932)**

See accompanying notes to financial statements.

DGN Pharmacy, Inc. DBA Personal Rx

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	No-par value Common stocks		Common Stocks		Additional Paid	Retained earnings/ (Accumulated	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	In Capital	Deficit)	Equity
Balance—December 31, 2018	**200**	**$ 123,000**				**$ (6,531,272)**	**$ (6,408,272)**
Issuance of Common Stock	-	-					-
Net income/(loss)						(2,803,932)	(2,803,932)
Balance—December 31, 2019	200	$ 123,000				$ (9,335,204)	**$ (9,212,204)**
Conversion from No-par into Par Value Common stocks	(200)	**$ (123,000)**	**17,325,000**	**1,733**	**121,268**		0
Net income/(loss)						(3,730,113)	(3,730,113)
Balance—December 31, 2020	**-**	**$ -**		**$ 1,733**	**$ 121,268**	**$ (13,065,317)**	**$ (12,942,317)**

See accompanying notes to financial statements.

DGN Pharmacy, Inc. DBA Personal Rx.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (3,730,113)	$ (2,803,932)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	36,956	121,892
Amortization of intangibles	473,729	168,105
Changes in operating assets and liabilities:		
Accounts receivable	30,176	108,374
Inventory	(35,540)	39,087
Prepaid expenses and other current assets	(10,000)	(28,105)
Accounts payable and accrued expenses	1,523,422	247,289
Credit Cards	(21,736)	11,187
Other current liabilities	308,157	264,692
Net cash provided/(used) by operating activities	**(1,424,950)**	**(1,871,411)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(940)	-
Purchases of intangible assets	(901,149)	(471,879)
Net cash provided/(used) in investing activities	**(902,089)**	**(471,879)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Loans and Notes	925,694	-
Repayment of Loans and Notes		(1,110,619)
Borrowing on Note Payable- related party	1,204,842	3,628,243
Repayment of Shareholder Notes Payable	(21,714)	(179,655)
Borrowing on Forward financing	218,276	
Net cash provided/(used) by financing activities	**2,327,098**	**2,337,969**
Change in cash	59	(5,320)
Cash—beginning of year	77	5,397
Cash—end of year	**$ 136**	**$ 77**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 601,420	$ 474,913
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

DGN Pharmacy, Inc. DBA Personal Rx was formed on April 17, 2009 in the state of New Jersey. The financial statements of DGN Pharmacy, Inc. DBA Personal Rx (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in East Rutherford, New Jersey.

The Company began operations in 2010 as a simple retail pharmacy selling prescription and non-prescription items to the local marketplace. The Company launched its GroupRX platform in February 2011, providing medication services to camps, schools, therapeutic programs and group homes through this web-based service. In 2015 the Company shifted focus away from multiple brands, including CampRX and GroupRX, instead moving toward a single PersonalRX brand with specific focus on individuals going forward. In 2016 the Company launched the current PersonalRX web-based platform, servicing individuals referred to the Company through group relationships, as well as advertising and marketing directly to consumers for home delivery. The pharmacy provides a VIP level of service for all patients. Each is provided with the direct phone number of the pharmacy tech who manages the patient account and ensures that a new 30-day supply is provided before the current supply runs out. Patients are provided access to the RX2 Mobile app which has helpful features, such as Med Reminders that provide the patient with a phone call, text, or a reminder from Google's Alexa when it's time to take their medicine. Patient relationships are managed and workflow processes are largely automated thanks to RX2 Admin, the company's proprietary application. From patient registration to fulfillment, delivery, billing, refill management, quality assurance and more - RX2 Admin drives process and productivity. PersonalRX is a technology-enabled pharmacy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable

Accounts receivable result from the sale of pharmacy items by the Company, from two primary payer sources: individuals (patient pay); and insurance claims processors. The Company does not accrue interest on unpaid receivables. In evaluating the collectability of accounts receivable, the Company analyzes its past history and identifies trends for each of its major payer sources of revenue to estimate the appropriate allowance for doubtful accounts, which reduces the carrying amount of receivables. Accounts receivable are charged against the allowance when substantially all collection efforts cease. Recoveries of accounts receivable previously charged off are recorded when received

Inventories

Inventory consists principally of purchased prescription drugs and over-the-counter pharmaceuticals, and is stated at the lower of average cost or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery and equipment	5 years
Furniture and fixtures	5-7 years
Computer equipment	5 years
Leasehold improvements	15 years

Intangible Assets

Intangible assets with finite lives are capitalized and amortized over the estimated useful lives using the straight-line method. The customer list was recognized as part of a 2015 CampRx asset acquisition, and is being amortized over five years. Consulting costs incurred to develop the Company's website, including its web-based patient portals, are capitalized and amortized over a three-year period. Costs related to design or maintenance of this technology are expensed as incurred. Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

DGN Pharmacy, Inc. DBA Personal Rx is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues primarily from the sale of its products when (a) persuasive evidence that an agreement exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (b) delivery has occurred or services have been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Sales of pharmaceutical products are recognized when products are shipped and risk of loss has passed to the customer, the sales price is fixed and determinable, and collection is reasonably assured.

The majority of the Company's revenue is derived from third-party insurers (a portion of which includes the prescription drug benefit under the Medicare Part D program), while a small portion is from state Medicaid programs. The net sales and receivables reported in the accompanying financial statements are adjusted for estimated contractual allowances for the differences between the amounts reimbursable under payment arrangements with Medicare, Medicaid and insurance companies and the Company's established rates. In addition, the Company establishes allowances for doubtful accounts based on historical losses and specifically identified credit risks.

Cost of sales

Costs of goods sold include the cost of purchases, shipping and delivery, supply and materials.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 8, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Pharmaceutical products	169,871	134,332
Total Inventories	**$ 169,871**	**$ 134,332**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Other current assets	40,000	30,000
Total Prepaids Expenses and other Current Assts	**$ 40,000**	**$ 30,000**

Other current liabilities consist of the following items:

As of Year Ended December 31,	**2020**	**2019**
Accrued Salary and Payroll Taxes	1,225,761	696,408
Accrued expenses	67,489	287,100
Other current liabilities	51,755	53,340
Total Other Current Liabilities	**1,345,005**	**1,036,848**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		**2020**		**2019**
Computer equipment	$	53,104	$	52,164
Furnitures and fixtures		57,166		57,166
Machinery and equipment		412,307		412,307
Synergy Medical equipment		305,333		305,333
leasehold improvements		5,925		5,925
Property and Equipment, at Cost		**833,835**		**832,895**
Accumulated depreciation		(737,538)		(700,582)
Property and Equipment, Net	**$**	**96,297**	**$**	**132,313**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $36,956and $121,892 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020, intangible asset consists of:

As of Year Ended December 31,		**2020**		**2019**
Website development	$	233,576		233,576
Customer List		200,000		200,000
Closing costs		43,962		41,112
Software Development		1,679,543		781,245
Intangible assets, at cost		**2,157,082**		**1,255,933**
Accumulated amortization		(1,020,343)		(546,614)
Intangible assets, Net	**$**	**1,136,739**	**$**	**709,319**

Amortization expense for patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $ 423,729 and $ 168,105 respectively.

Period		Amortization Expense
2021	$	(473,729)
2022		(663,010)
2023		
2024		
Thereafter		-
Total	**$**	**(1,136,739)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

During 2019 and September 20, 2020, The Company was authorized to issue 200 shares of common shares with no par value. On September 21, 2020, the Company amended its articles of incorporation and increased the number of common authorized shares to 30,000,000 with a par value of $0.0001. As of December 31, 2020, and December 31, 2020, 17,325,000 and 200 shares of common stock have been issued and outstanding.

8. DEBT

Promissory Notes & Loans

	2020	2019
Note payable to Live Oak Bank in the amount of $1,000,000. The note is a SBA guaranteed 7(a) term loan and matures on April 8, 2025. Interest is calculated at a rate of Wall Street Journal Prime Rate + 2.00%, adjusted quarterly, and accrues on a 365 day basis. The loan is secured by a 1st priority secured interest in all personal property, a lien on equipment purchased with the loan; and a 2nd priority secured interest in shareholder's residential real estate.	$ 516,960	$ 622,620
Note payable to Kjam Realty. The note matured on October 7, 2017. Interest is calculated at a rate of 12.00% and is due monthly. A balloon payment was due on maturity date. The loan is secured by shareholder personal guarantee and by a mortgage on personal real estate of the shareholder. While in default, the loan continues to accrue interest which the Company pays monthly, and Kjam continues to accept without invoking any default action.	$ 785,000	$ 750,000

Promissory Notes & Loans (continued)

Equipment loan payable to Americorp in the amount of $146,161. The note has a five year term that matures on December 28, 2022. Interest is calculated at a rate of 9.755%, with monthly repayment of $ 3,158. The loan is secured by the equipment purchased.	$ 82,112	$ 101,923
Equipment loan payable to Americorp in the amount of $168,613. The note has a five year term that matures on April 1, 2022. Interest is calculated at a rate of 9.755%, with monthly payments of $3,330 plus sales tax. The loan is secured by new packaging equipment and robots purchased for expanded revenue.	$ 59,958	$ 88,693
Note payable to HD Smith, representing past due trade payables termed into loans, along with unpaid loan interest. The note matured on April 30, 2018, with interest at a rate of 7.00%. The loan is secured by all assets of the Company, and a shareholder personal guarantee. The note was extended several times with $50,000 per month repayments made as required		$ 30,000
Paycheck Protection Program Loan in the amount of $209,900. On February 4, 2021 SBA Forgiveness approved in full.	$ 209,900	
On October 27, 2020 the company entered into Promissory Note agreement with an investor in the amount of $ 250,000. The notes bear interest of 6% per annum and mature on April 25, 2022 in a lump sum.	$ 250,000	
On December 10, 2020 the company entered into Promissory Note agreement with an investor in the amount of $ 50,000. The notes bear interest of $ 15,000 flat fee and mature on March 10, 2021 in a lump sum	$ 65,000	
On October 22, 2020, the company entered into Promissory Note agreement in the amount of $500,000 with the certain investors. Interest rate is 5% per annum and entire amount in a lump sum matures on November 1, 2021.	$ 500,000	
On December 28, 2020, the company entered into Promissory Note agreement in the amount of $50,000 with the certain investors. Interest rate is 5% per annum and entire amount in a lump sum matures on August 1, 2022.	$ 50,000	
	$2,518,930	$1,593,236
Less: current portion	($1,830,253)	($1,000,353)
Long-term loans and notes	$ 688,677	$ 592,883

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 1,830,253
2022	408,099
2023	93,526
2024	93,526
2025	93,526
Thereafter	-
Total	**$ 2,518,930**

The Company applied for PPP loan in the amount of $ 209,900 forgiveness which was approved on February 04, 2021.

Shareholders Loan

Since inception, the company has received advances/loans from its majority stockholder and CEO, Lawrence Margolis. On October 29, 2014, a promissory note was entered into by both parties for the advances in the aggregate amount of $750,000 including interest. The note carries a 4% interest rate. The principal and interest are due on demand. As of December 31, 2020, and December 31, 2019, the balance due the stockholder was $185,972 and $207,686, respectively and entire amount is classified as current liability.

Note Payable- related party

The majority stockholder of the Company also has a majority ownership interest in Health Tech Harbor, Inc. ("HTH"). In November 2017, HTH made loans to the Company under a promissory note with interest at 5% per annum, and principal plus accrued interest due on demand. As of December 31, 2020, and December 31, 2019, the balance due the related party was $ 8,281,313 and $ 7,076,470, respectively. On July 17, 2020, the company signed the Loan Restructuring Agreement, where both parties have agreed to restructure the payment terms of Notes, so DGN Notes will be paid and satisfied over 36 months as follow:

- From 1st until 6th month: no payment. Interest shall accrue at the rate of 5% annually
- From 7th to 18th month: Payment of interest-only installments
- From 19th- 35th month: Payment of 5% interest only installment plus principal installment of $30,000 per month

in 36th month: All accrued unpaid interest, together with the principal, shall be due and payable on the third anniversary date hereof.

Forward Financing

During fiscal year 2020, the Company entered into the finance agreement with Simply Equities in the amount of $80,245. It bears fixed fee of $2,450. The lender provides the company with the advance amount in the amount of $ 55,000 in exchange for sale of receivables to the lender. As of December 31, 2020 December 31,2019, the outstanding balance of this kind of financing is in the amount of $50,562 and $0, respectively and entire amount is classified as the current portion.

During fiscal year 2020, the Company entered into the finance agreement with CFG Merchant Solutions in the amount of $ 106,500. It bears fixed fee of $2,250. The lender provides the company with the advance amount in the amount of $ 75,000 in exchange for sale of receivables to the lender. As of December 31, 2020 December 31,2019, the outstanding balance of this kind of financing is in the amount of $62,438 and $0, respectively and entire amount is classified as the current portion.

During fiscal year 2020, the Company entered into the finance agreement with Mantis Funding in the amount of $ 137,750. The lender provides the company with the advance amount in the amount of $ 95,000 in exchange for sale of receivables to the lender. As of December 31, 2020 December 31,2019, the outstanding balance of this kind of financing is in the amount of $105,276 and $0, respectively and entire amount is classified as the current portion.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (1,064,035)	$ (690,310)
Valuation Allowance	1,064,035	690,310
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 201are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (3,262,807)	$ (2,198,772)
Valuation Allowance	3,262,807	2,198,772
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") of $11,811,066, and the Company had state net operating loss ("NOL") carryforwards of approximately $11,763,448.

Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

Since inception, the company has received advances/loans from its majority stockholder and CEO, Lawrence Margolis. On October 29, 2014, a promissory note was entered into by both parties for the advances in the aggregate amount of $750,000 including interest. The note carries a 4% interest rate and was to mature on January 1, 2019. The principal and interest are due on demand. As of December 31, 2020, and December 31, 2019, the balance due the stockholder was $185,972 and $207,686, respectively.

The majority stockholder of the Company also has a majority ownership interest in Health Tech Harbor, Inc. ("HTH"). In November 2017, HTH made loans to the Company under a promissory note with interest at 5% per annum, and principal plus accrued interest due on demand. As of December 31, 2020, and December 31, 2019, the balance due the related party was $8,281,313 and 7,076,470, respectively. On July 17, 2020, the company signed the Loan Restructuring Agreement, where both parties have agreed to restructure the payment terms of Notes, so DGN Notes will be paid and satisfied over 36 months as follow:

- From 1st until 6th month: no payment. Interest shall accrue at the rate of 5% annually
- From 7th to 18th month: Payment of interest-only installments
- From 19th- 35th month: Payment of 5% interest only installment plus principal installment of $30,000 per month in 36th month: All accrued unpaid interest, together with the principal, shall be due and payable on the third anniversary date hereof.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

As of December 31, 2017, the Company entered into lease agreement with Murray Hill Parkway Flex Building, LLC for office and warehouse space with 9,248 square meters located in East Rutherford, New Jersey. The lease contains a rent escalation clause and expires July 31, 2023, with a five-year renewal option. Under the terms of the lease, the Company is required to pay utilities costs and its allocated share of any operating cost increases in addition to monthly rent.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	226,560
2022		226,560
2023		115,592
Thereafter		-
Total future minimum operating lease payments	**$**	**568,712**

Rent expense was in the amount of $ 139,599 and $ 121,600 as of December 31, 2020 and December 31, 2019 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 8, 2021 the date the financial statements were available to be issued.

On January 21, 2021, the company received a short term loan from a certain lender in the amount of $25,000 with 0% interest rate. Entire loan was paid back on February 26, 2021

On January 29, 2021, the company received a short-term loan from a certain lender in the amount of $19,244. This was paid back February 4, 2021.

On January 14, 2021, the company entered into a short-term loan agreement in the amount of $100,000 which was paid back on February 5, 2021.

The Company applied for forgiveness for PPP loan in the amount of $ 209,900, which was approved on February 04, 2021.

The Company received PPP loan in the amount of 294,119. The company applied for forgiveness which was approved on February 04, 2021.

On February 19, 2021, the company entered into Convertible Preferred Stock Subscription Agreement with certain investors. The investors subscribe to purchase 100,000 shares of Series A Convertible Preferred Stock of the company for at a purchase price of $ 10.00 per share.

On February 23, 2021, the company issued preferred stocks and raised $ 1million.

On March 1, 2021, the company started campaign on Wefunder crowdfunding platform. As of today, the company raised over $ 127,000 but no money received. The security is in the form of a SAFE.

The company entered into payment plan with the State of New Jersey re Payroll Taxes. Starting from April 20, 2021 the company will make 72 payments of $940.00 due on the 20th of each month until the full settlement of the debt.

Starting from February through April 2021, SBA is paying $9,000 per month toward the company's SBA loan approved by Live Oak. This repayment will be classified as other income each month.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $ 3,128,693, an operating cash flow loss of $ 1,424,950 and has limited cash on account of $136 as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.